

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 6, 2009

Mr. Johannes T. Petersen
Chief Financial Officer
Century Petroleum Corp.
9595 Six Pines, Building 8, Level 2, Ste. 8210
The Woodlands, Texas 77380

> **Re: Century Petroleum Corp.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2008**
> **Filed August 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2008**
> **Filed September 22, 2008**
> **Response Letter Dated November 20, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Filed December 15, 2008**
> **File No. 333-126490**

Dear Mr. Petersen:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

General

1.   We note your response to our prior comment 2. Affirmatively tell us whether Century is required to register a class of its securities under the Securities Exchange Act of 1934 or whether it is voluntarily registering. We note that you continue to indicate on the cover page of the Form 10-K for the fiscal year ended April 30, 2008 that Century has a class of stock registered under section 12(g) of the 1934 Act. Please advise.

2.	We note your response to our prior comment 3. If true, provide this statement after the signature page in your Form 10-K for the fiscal year ended April 30, 2008.

3.	We note your response to our prior comment 4 and reissue it in part. Amend your Form 10-KSB for the year ended April 30, 2008 as follows:

- Since you are an issuer of penny stock, it is inappropriate to suggest on page 3 that your filings include forward-looking statements within the meaning of Sections 27A and 21E. Please revise your statement accordingly.

- On page 21, clarify, by including the dates and month, the business activities engaged in by Mr. Peterson beginning in 2003 until he joined Century in 2006.

- In the footnotes to your Summary Compensation Table on page 25, provide the assumptions used in valuing the stock awards to Mr. Hersch.

- Since Mr. Hersch received a stock award in 2008, you are required to provide the information under Item 402(d) of Regulation S-K relating to the Table for Grants of Plan Based Awards.

4.	We note your response to our prior comment 6. In the Form 10-KSB for the fiscal year ended April 30, 2007 that you filed and in the draft amendment that you submitted to us, you provide the conclusion of your President and Treasurer as to the effectiveness of your disclosure controls and procedures, but do not reference the conclusion of your Chief Financial Officer, or person performing a similar function, as required by Item 307 of Regulation S-K. Please confirm for us, if true, that your Treasurer at the time of the evaluation referred to in the Form 10-KSB was performing functions similar to a Chief Financial Officer.

We also note that the language that you use in regard to changes in your internal controls over financial reporting does not comply with Item 308(c) of Regulation S-K.   You state that there were no changes in your internal controls over financial reporting which could "significantly" affect internal controls "subsequent to the date of the evaluation." However, Item 308(c) requires the disclosure of any changes, or the confirmation that there were no changes, *during the last fiscal quarter,* in internal controls over financial reporting that *materially* (as opposed to significantly) affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please provide us, if true, the confirmation required by Item 308(c).

Controls and Procedures, page 19

5.   We note that here and on page 20 you state that there were no "significant" changes to internal controls over financial reporting that occurred during the year ended April 30, 2008 that materially affected or are reasonably likely to materially affect your internal controls over financial reporting. Please revise your statement to comply with Item 308(c) of Regulation S-K, and disclose *any* changes (as opposed to only significant changes), or confirm that there were no changes.

Financial Statements

6.   We note your disclosure that you now have proven reserves and that you report revenue from one of your oil and gas properties. Please explain why you have not provided the disclosures required by SFAS 69 in your financial statement notes and Industry Guide 2 in your Form 10-KSB.

Form 10-Q for the Fiscal Quarter Ended July 31, 2008

Going Concern, page 8

7.   We note that in your response to prior comment five you indicate that you will contact us. As previously requested, please contact us to arrange a conference call to discuss your disclosure under this heading at your earliest convenience.

Forms 10-Q for the Fiscal Quarters Ended July 30, 2008 and October 31, 2008

Controls and Procedures

8.   We note that in both reports you have limited your conclusion about the effectiveness of your disclosure controls and procedures to those which record, process, summarize and report material information within the time periods specified by the SEC's rules and forms.

If you choose to describe particular aspects of disclosure controls and procedures that were effective, you should also indicate whether controls and procedures were effective in accomplishing the objectives referred to in the definition, including those which provide reasonable assurance that certain information is accumulated and communicated to management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, as stipulated in Exchange Act Rule 13a-15(e). Revise your disclosure in both reports to state the extent to which your principal executive and financial officers determined that your disclosure controls and procedures were effective.

9.   We also note that in both reports the language you use in regard to changes in your internal controls over financial reporting does not comply with Item 308(c) of Regulation S-K.   Revise both reports to disclose *any* changes (as opposed to significant changes), or confirm that there were no changes, *during the last fiscal quarter* (as opposed to subsequent to the date of evaluation), in internal controls over financial reporting that *materially* (as opposed to significantly) affected, o*r are reasonably likely to materially affect your internal control over financial reporting*.

Exhibits 31.1 and 31.2

10.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and revise your exhibits, in all future filings, as appropriate. In this regard, for instance but without limitation, we notice your certifications should be revised to:

   o   Not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph. We note that you refer to the quarterly report rather than the report, throughout the certification.
   o   Change the introductory language in paragraphs 4 and 5 (i.e. "The registrant's other certifying officer(s) and I …"). We note that you use the term small business issuer rather than registrant throughout the certification.
   o   Change the language in paragraph 4(c) (i.e. "(the registrant's fourth fiscal quarter in the case of an annual report)"). We note that you refer to the quarterly report rather than the annual report when referring to the fourth fiscal quarter.

Please note this comment is also applicable to your past filings on Form 10-KSB for the fiscal years ended April 30, 2007 and April 30, 2008. Therefore, in your supplemental response, please provide us with a sample of the revised certification you will include in future filings for our review. In the event you amend any of your filings in response to the above comments, please ensure the certifications attached to your amended filings comply with this comment.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief